09056379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. FEB 27 2009 803

RECD S.E.C. MAY 1 2009 503

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50602

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ThinkEquity LLC

OFFICIAL USE ONLY
44274
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 3rd Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernadine Heinrich (415) 249-6327
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 19TH day of February, 2009, by
Date Month Year

(1) Bernadine L. Henrich,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

ROSANNA NARCISO MIALL
Commission # 1831785
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2013

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
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**THINKEQUITY LLC**

**Table of Contents**

KPMG

**KPMG LLP**
55 Second Street
San Francisco, CA 94105

## Independent Auditors' Report

The Member
ThinkEquity LLC:

We have audited the accompanying statement of financial condition of ThinkEquity LLC (formerly known as ThinkEquity Partners LLC) (the Company) as of December 31, 2008, and the related statements of operations, changes in member equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 25, 2009

**THINKEQUITY LLC**

Statement of Financial Condition

December 31, 2008

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 10,143,029 |
| Receivables from brokers, dealers, and others | | 1,988,061 |
| Investment banking receivables | | 51,160 |
| Other receivables net of allowance of $751,749 | | 2,258,679 |
| Due from Parent | | 395,822 |
| Due from affiliate | | 231,435 |
| Securities owned, at market | | 352 |
| Deposits with clearing broker | | 404,260 |
| Prepaid expenses | | 379,726 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $5,378,957) | | 3,068,108 |
| Lease deposits | | 1,293,916 |
| Total assets | $ | 20,214,548 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 1,506,306 |
| Accrued employee compensation and benefits | | 3,874,341 |
| Other accrued expenses | | 4,183,800 |
| Deferred revenue | | 861,333 |
| Deferred leasehold incentive allowance and deposits payable | | 335,830 |
| Total liabilities | | 10,761,610 |
| Member equity | | 9,452,938 |
| Total liabilities and members' equity | $ | 20,214,548 |

See accompanying notes to financial statements.

**THINKEQUITY LLC**

Statement of Operations

Year ended December 31, 2008

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 34,473,039 |
| Investment banking fees | | 15,077,729 |
| Firm trading loss | | (1,246,427) |
| Investment management fees | | 2,215,577 |
| Interest | | 272,963 |
| Other loss | | (68,819) |
| | | 50,724,062 |
| Interest expense | | (67,631) |
| Net revenues | | 50,656,431 |
| Noninterest expenses: | | |
| Employee compensation and benefits | | 41,419,942 |
| Trade processing and execution | | 3,361,770 |
| Brokerage systems and technology | | 4,131,313 |
| Professional fees | | 3,968,328 |
| Travel | | 3,366,361 |
| Communication | | 2,849,155 |
| Occupancy and equipment | | 6,867,209 |
| Other expenses | | 2,713,258 |
| Total noninterest expenses | | 68,677,336 |
| Net loss | $ | (18,020,905) |

See accompanying notes to financial statements.

**THINKEQUITY LLC**

Statement of Changes in Member Equity

Year ended December 31, 2008

| | | |
|---|---|---|
| Balances, December 31, 2007 | $ | 15,453,797 |
| Capital contributions | | 10,836,293 |
| Stock-based charges | | 1,183,753 |
| Net loss | | (18,020,905) |
| Balances, December 31, 2008 | $ | 9,452,938 |

See accompanying notes to financial statements.

**THINKEQUITY LLC**

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2008

| | | |
|---|---|---|
| Subordinated borrowings at December 31, 2007 | $ | — |
| Increases: | | |
| Issuance of subordinated debt | | 6,800,000 |
| Decreases: | | |
| Payment of subordinated debt | | (6,800,000) |
| Subordinated borrowings at December 31, 2008 | $ | — |

See accompanying notes to financial statements.

**THINKEQUITY LLC**

Statement of Cash Flows

Year ended December 31, 2008

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (18,020,905) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 1,186,243 |
| Stock-based compensation | 1,183,753 |
| Provision for doubtful accounts and associated write-offs | 1,663,946 |
| Changes in operating assets and liabilities: | |
| Receivables | (1,495,135) |
| Due from Parent | 3,604,140 |
| Due from affiliate | 568,566 |
| Securities owned and other investments | 306,242 |
| Other assets | 244,349 |
| Deposits with clearing broker | (577) |
| Deferred Revenue | 861,333 |
| Accounts payable and accrued liabilities | 703,994 |
| Accrued employee compensation and benefits | (6,410,165) |
| Cash used in operating activities | (15,604,216) |
| Cash flows from investing activities: | |
| Purchase of furniture, equipment, and leasehold improvements | (953,995) |
| Cash used in investing activities | (953,995) |
| Cash flows from financing activities: | |
| Proceeds from issuance of subordinated debt | 6,800,000 |
| Repayment of subordinated debt | (6,800,000) |
| Capital contributions | 10,836,293 |
| Cash provided by financing activities | 10,836,293 |
| Decrease in cash and cash equivalents | (5,721,918) |
| Cash and cash equivalents at beginning of year | 15,864,947 |
| Cash and cash equivalents at end of year | $ 10,143,029 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ 67,631 |

See accompanying notes to financial statements.

## (1) Description of Business

ThinkEquity LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company changed its name from ThinkEquity Partners LLC on April 1, 2008 to ThinkPanmure LLC and to ThinkEquity LLC on November 1, 2008. The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Panmure Gordon Holdings US LLC (the Parent) (formerly known as ThinkEquity Holdings LLC). On March 31, 2007, Panmure Gordon & Co. plc (Panmure) acquired the Parent and its subsidiaries. Historically, and in the foreseeable future, the Company is dependent on Panmure to fund its operating loss. Panmure has provided cash infusions to cover those operating losses and has committed to provide additional funds to the Company to generate sufficient operating cash flows until such time as it is able to satisfy its obligations from operating profits.

## (2) Summary of Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates.

### *(c) Securities Owned and Securities Sold, Not Yet Purchased*

The Company records securities transactions, including the related revenues and expenses, on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit (loss). All securities owned and securities sold, not yet purchased, are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to third parties subject to certain limitations.

*(d)* ***Revenue Recognition***

The Company records sales commissions when the trade is made (trade date) and investment banking fees at the time the investment banking event is completed and the income is reasonably determinable. Retainer fees received from investment banking advisory business is initially recorded as deferred revenue until the transaction is completed or the engagement with the client is terminated.

*(e)* ***Investment Management Fees***

The Company provides investment advice and administrative services to customers. For such services the Company receives a fee that is based on average assets of the accounts. Such fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

*(f)* ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

*(g)* ***Income Taxes***

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The Company's income or loss passes directly through to the Parent. The Company is a single member limited liability company and does not file its own income tax returns. Instead, the results of the Company's operations are included in the income tax returns of its Parent. The Company does not pay income taxes to its Parent or make distributions to the Parent to be utilized for this purpose. The Company does not have a tax sharing agreement with its Parent, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included in note 12.

*(h)* ***Share-Based Compensation***

The Company's employees participate in shared-based compensation plans sponsored by Panmure Gordon & Co plc which are described more fully in note 8.

*(i)* ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing receivables. The Company reviews the allowance for doubtful accounts

monthly. Each receivable over ninety days is individually reviewed for collectibility and a reserve for doubtful accounts is created, if necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

## (3) Receivables from Brokers, Dealers, and Others

Receivables, from brokers, dealers, and others, include unsettled inventory trades. The clearing broker is the Company's principal source of short-term financing, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements. Other receivables primarily relate to advances scheduled to be repaid in 2009.

## (4) Commitments and Contingencies

In the normal course of business there are various lawsuits, claims and contingencies pending against the Company which in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

The Company entered into lease agreements in 2005 and 2007 in which it received a deferred incentive allowance for a period of time. The Company is amortizing the deferred incentive allowance on a straight-line basis over the life of the associated lease. As of December 31, 2008, the deferred incentive allowance was $223,136.

The Company leases office space and various types of furniture and equipment under non-cancelable leases generally varying from one to six years, with certain renewal options for like terms. The Company incurred rent expense of $3,925,352 during 2008. During 2008 the Company took an additional charge of $1,100,123 for onerous leases relating to office space it no longer utilizes and partially subleases.

At December 31, 2008, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable operating leases which have an initial or remaining term of one year or more were as follows (in thousands):

| | | |
|---|---|---|
| 2009 | $ | 3,226 |
| 2010 | | 2,436 |
| 2011 | | 2,376 |
| 2012 | | 2,077 |
| 2013 | | 2,180 |
| Thereafter | | 6,789 |
| Total | $ | 19,084 |

In addition, the Company's future minimum rentals to be received under noncancelable subleases are $599,032 over the next three years.



(Continued)

## (5) Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts during 2008 was as follows:

| | | |
|---|---|---|
| Allowance for doubtful accounts beginning balance | $ | — |
| Provision for doubtful accounts | | 1,663,946 |
| Amounts charged off | | (912,197) |
| Allowance for doubtful accounts ending balance | $ | 751,749 |

## (6) Premises and Equipment

Premises and equipment consist of the following at December 31, 2008:

| | | |
|---|---|---|
| Software | $ | 726,785 |
| Computer equipment | | 1,832,915 |
| Furniture and equipment | | 2,459,557 |
| Leasehold improvements | | 3,427,808 |
| Total fixed assets | | 8,447,065 |
| Accumulated depreciation | | (5,378,957) |
| Total fixed assets, net of accumulated depreciation | $ | 3,068,108 |

Depreciation and amortization was $1,186,243 for the year ended December 31, 2008.

## (7) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the plan administrator. Wells Fargo Bank Minnesota, N.A. acts as the Plan Trustee and maintains all trust fund records on a plan year basis. The Plan covers substantially all employees. The Company incurred $433,349 in expense for the year ended December 31, 2008 in connection with the Plan.

## (8) Share-Based Compensation

In conjunction with the acquisition by Panmure, certain employees participate in various Panmure stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, restricted shares, and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) *Share-Based Payment* (SFAS 123R) the cost of employee services received in exchange for awards of equity instruments, such as stock options or restricted stock, is measured based on the fair value of the award on the grant date and recognized over the vesting period of the award. The Company recognized

total compensation expense under these plans in the amount of $1,183,753 for the year ended December 31, 2008.

*(a)* ***Accrued Bonus Plan***

Under the Accrued Bonus Plan shares are awarded to employees which vest in thirds on three anniversaries, March 20, 2008, 2009 and 2010. If a participant's employment with the Company is terminated for cause or by the participant voluntarily, any unvested shares are forfeited and the participant has no further interest in the Plan. If a participant's employment with the Company is terminated by the Company without cause, by the participant for good reason or due to the participant's death or disability, the participant's shares vest in full on the date of such termination of employment.

*(b)* ***Overseas Options Plan***

Under the Overseas Option Plan, options to purchase shares are awarded to employees which vest on the third anniversary after the grant date. The options expire upon the tenth anniversary of the grant date and upon certain conditions relating to employment status. If an option holder resigns, then options immediately lapse. If an option holder ceases to be an employee by reason of injury, disability, redundancy, then the employee can exercise the option within six months of employment ceasing or, if later, six months after the vesting date.

*(c)* ***2005 Employee Share Option Plan (ESOP)***

Under the 2005 ESOP options to purchase shares are awarded to employees which vest equally on each of the first three anniversaries on March 30, 2009, 2010 and 2011. Options must be exercised within 30 days of vesting. Upon an option holder's resignation an employee shall be entitled to exercise their option over vested shares within 30 days following resignation, but may not be entitled to exercise their option over any unvested shares dependent on plan descriptions.

*(d)* ***Plan Restrictions***

All plans are subject to the Panmure Gordon employee trading restrictions. Once a distribution of shares has been made, employees are free to sell the shares on the London market, only during the two months following the announcement of interim and final results.

*(e) Unrecognized Compensation Expense*

As of December 31, 2008, unrecognized share-based compensation expense was as follows:

| | | OverSeas Option Plan | 2005 ESOP | Accrued Bonus Plan |
|---|---|---|---|---|
| Balance 1/1/08 | | 936,341 | — | 726,592 |
| Grants | | — | 1,214,327 | 242,200 |
| Forfeited | | 647,269 | 133,151 | 143,696 |
| Exercised | | — | — | 377,151 |
| Balance 12/31/08 | | 289,072 | 1,081,176 | 447,945 |
| Expected future expense | $ | 90,215 | 427,809 | 342,813 |
| Expected recognition period – in years | | 1.25 | 2.56 | 1.25 |

## (9) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counter-party is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

## (10) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $2,968,064 which was $2,249,825 in excess of the minimum requirement.

Subordinated borrowings are included in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. At December 31, 2008, the company had no subordinated borrowings.



(Continued)

Under the clearing arrangement with the clearing broker, Ridge Clearing and Outsourcing Services, the Company is required to maintain net capital in accordance with SEC Rule 15c3-1. At December 31, 2008, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

## (11) Related-Party Transactions

During 2008, the Parent contributed $10,836,293 in capital to the Company.

During 2008 the Company paid certain operating expenses of the Parent. The Company has a receivable of $395,822 at December 31, 2008. The Parent will continue to make payments on the receivable in 2009. The Company does not charge interest related to this receivable.

During 2008 the Company paid for certain expenses of affiliates. The Company has a receivable of $231,435 at December 31, 2008 from these affiliates. The affiliates will continue making payments of these receivables in 2009. The Company does not charge interest related to this receivable.

During 2008 the Company repaid $6,800,000 of advances with accrued interest from a temporary subordinated loan from Panmure.

## (12) Income Taxes

The Company is a wholly owned limited liability company and has many attributes of a pass-through entity as described in note 2. However, if income taxes were presented, pro forma financial statements would include no income tax benefit for the year ended December 31, 2008.

The Company has elected to defer Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, in accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which defers the effective date of Interpretation No. 48 to annual financial statements for fiscal years beginning after December 15, 2008. Currently, Think Equity LLC evaluates any uncertain tax positions as loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies.

**Schedule**

**THINKEQUITY LLC**

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

| | | |
|---|---|---|
| Net capital: | | |
| Members' equity | $ | 9,452,938 |
| Subordinated debt | | — |
| Total members' equity qualified for net capital | | 9,452,938 |
| Deductions and/other charges: | | |
| Non-allowable assets: | | |
| Investment banking receivables | | 51,160 |
| Due from affiliates/Parent | | 627,257 |
| Other receivables | | 1,270,416 |
| Lease deposits | | 1,293,916 |
| Prepaid expenses | | 391,693 |
| Furniture, equipment, and leasehold improvements net of accumulated depreciation | | 2,844,972 |
| Total non-allowable assets | | 6,479,414 |
| Other additions and/or credits: | | |
| Discretionary bonus accruals | | — |
| Total additions | | — |
| Net capital before haircuts on securities positions | | 2,973,524 |
| Haircuts on securities (including undue concentration of $0) and cash equivalents | | 5,460 |
| Net capital | | 2,968,064 |
| Computation of alternative net capital requirement: | | |
| Minimum net capital required | | 718,238 |
| Excess net capital | $ | 2,249,826 |

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Amended Part IIA FOCUS filed February 24, 2009.

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
ThinkEquity LLC:

In planning and performing our audit of the financial statements of Think Equity LLC (formerly known as ThinkEquity Partners LLC) (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 25, 2009